

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Anthony Georgiadis
Chief Financial Officer
Green Thumb Industries Inc.
325 W. Huron Street, Suite 700
Chicago, IL 60654

>   **Re: Green Thumb Industries Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **File No. 000-56132**
>   **Filed March 18, 2021**

Dear Mr. Georgiadis:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
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